UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

YS Biopharma Responds to Unauthorized Press Release regarding Extraordinary General Meeting

YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today issues an official response to the unauthorized press release disseminated under our name through PRNewswire. We take this matter with utmost seriousness and wish to clarify the following points:

1.	Mr. Yi Zhang’s Chairmanship: Our filing on Form 6-K with the U.S. Securities and Exchange Commission on December 12, 2023 explicitly states the current composition of our Board of Directors (the “Board”), and Mr. Yi Zhang is not the chairperson of our Board. Accordingly, Mr. Zhang does not have any authority to call a general meeting of shareholders of the Company.

2.	Extraordinary General Meeting: Dr. Ajit Shetty, currently the Interim Chairperson of the Board, has not called for an extraordinary general meeting of the Company to be held on December 28, 2023. Any communication suggesting otherwise is misleading and unauthorized. Shareholders are hereby advised to disregard the notice of the extraordinary general meeting purportedly published under our name and disseminated through PRNewswire. The meeting in question is not sanctioned by the Company and attendance is unnecessary.

YS Biopharma encourages all stakeholders to seek accurate information from the Company’s official communications channels and refrain from acting on unauthorized statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: December 20, 2023	By:	/s/ Hui Shao
	Name:	Hui Shao
	Title:	Director and Chief Executive Officer

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